UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sagent Pharmaceuticals, Inc.

(Name of Subject Company)

Sagent Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Allan Oberman

Chief Executive Officer

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

George P. Stamas

William B. Sorabella

Alexander D. Fine

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sagent Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of July 10, 2016, among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a purchase price of $21.75 per Share, net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase is referred to as the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on August 1, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “Regulatory Approvals” on page 61 of the Schedule 14D-9 and replacing it with the following paragraphs:

“The condition to the Offer requiring that any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective August 8, 2016 at 11:59 p.m. (Eastern Time). The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

On August 9, 2016, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(vii) to the amendment to the Schedule TO filed with the SEC on August 9, 2016 (the “Schedule TO/A”) and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(5)(G)	Press Release issued by Parent, dated August 9, 2016 (incorporated herein by reference to Exhibit (a)(5)(vii) to the Schedule TO/A filed with the SEC on August 9, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sagent Pharmaceuticals, Inc.

By:	/s/ Allan Oberman
Name: Allan Oberman
Title: Chief Executive Officer

Dated: August 9, 2016